Exhibit 99.1

Cenovus to webcast Investor Day 2017

Calgary, Alberta (June 13, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) will hold its 2017 Investor Day on Tuesday, June 20, 2017 at 8:00 a.m. ET (6:00 a.m. MT) in Toronto. Members of Cenovus’s Leadership Team will provide an update on the company’s strategy, outlook and operations to invited institutional investors and analysts.

To accommodate a broader audience, the presentations will be webcast. The webcast and presentation slides will be available at cenovus.com or via the following URL: http://webcast.fmav.ca/CenovusJune2017/

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Steven Murray Investor Relations 403-766-3382	Media Media Relations general line 403-766-7751